Exhibit 99.1

Home Inn Inducted into BrandZ(TM) Top 100 Most Valuable Chinese Brands by WPP plc

SHANGHAI, Dec. 16, 2013 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain operator in China, today announced that its economy hotel brand “Home Inn” was ranked number 67 of the BrandZ™ Top 100 Most Valuable Chinese Brands 2014 by Millward Brown, the world’s second largest market research organization and a subsidiary of WPP plc. BrandZ™ 2014 ranked “Home Inn” number 17, and number 1 in the hotel category, by Brand Contribution, which measures the influence of brand stripped of financial data or any other factors.

“It is exciting to know that with years of sound strategic planning and solid execution, we are transforming from a mere lodging service provider to a value-driven brand company,” said Mr. David Sun, the Company’s chief executive officer. “We were only founded in 2002 and we are still a young company, but our aspiration is to become one of the world leaders in the hotel industry and build strong brands that drive consumer choices. Our new business initiatives such as overseas expansions are designed to fit well with our overall brand strategy and long-term value-driven growth.”

As of the end of the third quarter 2013, the Company had over 2,000 hotels in operations in approximately 280 cities across China under three brands, namely “Home Inn,” “Motel 168,” and “Yitel.” While the core “Home Inn” brand has received increasing attention domestically and internationally, the Company has undertaken a comprehensive brand study to formalize distinct core values and drivers for each of its existing brands to establish correlated products and service frameworks for on-going and longer-term value creation.

In conjunction with its expanding scale and new business initiatives, the Company also announced that Jason Zong, current chief operating officer will be promoted to president-COO, a newly created role in order to enhance overall management capabilities and execution effectiveness. As president-COO, Jason will take on supporting management responsibilities in addition to the duties he had as chief operating officer and continue to report directly to David Sun, the Company’s chief executive officer.

Jason has served as chief operating officer of Home Inns Group since joining the Company in October 2006 and has been an integral part of the Company’s development in the past with increasing responsibilities. Jason previously had more than 14 years of experience in the retail industry. He was the operation vice president and general manager of the east region of B&Q China from December 2004 to October 2006. From 2003 to 2004, he served as the operation vice president and merchandise assistant senior vice president of the south region of Lotus Supermarket. Jason holds a bachelor’s degree in economic management from Fudan University in Shanghai.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. The Company’s ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

For investor and media inquiries, please contact:

Johnny Wang

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3870

Email: johnnywang@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com